IDO Security Inc.
17 State Street
New York, New York, 10004

By EDGAR

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

May 18, 2009

Dear Ms. Jenkins

Re: IDO Security Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed on April 15, 2008
Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2007
Filed January 30, 2009
Response Letter dated January 30, 2009
File No.: 000-51170

This letter is in response to the follow up comment letter from the Securities and Exchange Commission (“SEC”) dated March 24, 2009 (the “Comments”), relating to the financial statements of IDO Security Inc. (“IDO Inc.” or the "Company") described in the Comments.  In this regard, we appreciate the courtesy of the SEC in extending the time for IDO to make this response.

Each of the Comments will be addressed individually.

Amendment No. 1 to Form 10KSB for Fiscal Year Ended December 31, 2007 filed January 30, 2009

Controls and Procedures, pages 19-20

1. We note you have not concluded whether internal controls over financial reporting are effective. In the disclosure on page 20, you refer repeatedly to disclosure controls and procedures instead of internal controls over financial reporting. Please confirm that you will provide the information required by paragraphs (1) and (3) of Item 308(T)(a) of Regulation S-K in future filings.

Response

IDO Inc. confirms that it will effect the suggested revisions in future filings. The Staff is respectfully advised to refer to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”), which the Company filed on April 14, 2009, wherein the suggested disclosure revisions were first made.

Financial Statements

2.Refer to prior comment 3. Note that the pre-acquisition stub period financial statements of the predecessor, i.e., the period from January 1, 2007 to March 7, 2007, must be audited. Please confirm that you will audit this period when it is presented in the 2008 Form 10-K.

Response

The period in question has been audited. The Staff is respectfully advised to refer to the Company’s 2008 Form 10-K wherein the audited financial statements for the stub period have been included.

Form of Filing

3.  Please note SEC Release 33-8876 became effective February 4, 2008. We refer you to the Compliance Dates in Section IV of the Release, which requires that your future amendments be filed on From 10-K/A rather than Form 10-KSB/A. Also refer to Section VI.B. of the Release regarding the revised financial statement requirements contained in Article 8 of Regulation S-X. Please comply with the requirements of Article 8 of Regulation S-X in future filings.

Response

The Company confirms that will comply with these requirements in the future. The Staff is respectfully advised to refer to the 2008 Form 10-K wherein the Company believes that it complied with these requirements.

Other Exchange Act Filings

4. We note your response to prior comment 8. In your response you indicate that you will file an 8-K/A to include an audit report covering the 2005 financial statements. Please advise us of the current status of the filing the amendment.

Response

The Company, through its attorneys and the Israeli based auditors of the Company’s subsidiary, has contacted the Israeli based accounting firm that prepared the predecessor’s financial statements for the fiscal year ended December 31, 2005. We have been advised by the accountant who prepared the audit for the 2005 financial statements of the predecessor that such office has since been merged with another accounting firm. Despite the repeated requests made by the Company to obtain the new firm’s consent to the inclusion in the Form 8-K of the audit report covering 2005, the accountant has refused to grant such consent without going through another audit for the 2005 year end financial statements.

The Staff believes that the preparation of another audit for the 2005 year end financial statements of the predecessor would present for the Company an unreasonable and prohibitive expense. The 8-K that was filed includes the financial information for 2005. Accordingly, the relevant information was made publicly available and the added benefit that would issue from an additional audit for 2005 would, in the Company’s view, be outweighed by the time and cost involved. Accordingly, we respectfully request that the Staff waive this requirement.

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IDO Inc. hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that the staff comments, or changes to the disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

We trust that the above addresses the comments raised  in the Comment Letter. Please do not hesitate to contact myself or the Company's attorneys if we can be of further assistance.

Yours sincerely,

/s/ Michael Goldberg

Michael Goldberg
Acting Chief Executive Officer

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